Graham Packaging Company Inc.

2401 Pleasant Valley Road

York, Pennsylvania 17402

February 5, 2010

VIA EDGAR

Ms. Pamela Long

Mr. Dietrich King

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Graham Packaging Company Inc.
Registration Statement on Form S-1
File No.: 333-163956

Dear Ms. Long and Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of Graham Packaging Company Inc. (the “Company”) be accelerated so that the Registration Statement may become effective at 11:00 a.m. EST on February 9, 2010, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

The Company acknowledges that

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Graham Packaging Company Inc.

By:	/s/ Michael L. Korniczky
Name: Michael L. Korniczky
Title: Vice President, General Counsel and Secretary

February 5, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Graham Packaging Company Inc.
Registration Statement on Form S-1
Registration No. 333-163956

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of Graham Packaging Company Inc. that the effective date of the Registration Statement be accelerated so that the Registration Statement will be declared effective at 11:00 a.m. on Tuesday February 9, 2010, or as soon thereafter as practicable.

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the Preliminary Prospectus dated January 26, 2010 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the Registration Statement.

The undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus, dated January 26, 2010:

No. of Copies dated January 26, 2010
Prospective Underwriters	900
Institutions and Other	13,850
Total	14,750

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Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

GOLDMAN, SACHS & CO.

DEUTSCHE BANK SECURITIES INC.

        As Representatives

By:	Citigroup Global Markets Inc.

By:	/s/ Jens Thomas Jung
Name: Jens Thomas Jung
Title: Vice President

Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

By:	Deutsche Bank Securities Inc.

By:	/s/ Francis M. Windels
Name: Francis Windels
Title: Director

By:	/s/ Brian Rigney
Name: Brian Rigney
Title: Managing Director